SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of April, 2004

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

CORPORATE TAXPAYERS ENROLLMENT No. 00.022.034/0001-87

PUBLICLY-HELD COMPANY

EXTRAORDINARY AND ORDINARY GENERAL MEETINGS

CALL NOTICE

The shareholders of UNIBANCO HOLDINGS S.A. are invited to assemble in an Extraordinary and Ordinary General Meetings, to be held on April 30, 2004, at 10h30 a.m., at UNIBANCO Building, at Av. Eusébio Matoso, 891, ground floor, in the City of São Paulo, State of São Paulo, in order to decide upon the following agenda:

I – EXTRAORDINARY GENERAL MEETING:

Proposal of the Board of Directors for amendment of the By-laws as follows:

a) Exclusion of the denomination of Class “A” preferred shares and Class “B” preferred shares, in view of the conversion, occurred in September, 2003, of 100% of the Class “A” preferred shares of the Company into Class “B” preferred shares, with the consequent amendment of the denomination of Class “B” preferred shares to “preferred shares”, amending the “caput”, 1st and 6th paragraphs of Article 5th, the 1st paragraph of Article 6th, the sub-items I and II of item “d” of Article 10 and the “caput” and 1st paragraph of Article 11 of the By-laws;

b) Exclusion of the 8th paragraph of Article 5th of the By-laws, considering that the term for exercising the faculty set forth therein, regarding the conversion of common shares of the Company into Class “B” preferred shares, has expired on August 22, 2003, and consequently renumbering the remaining paragraphs;

c) Inclusion of a sole paragraph to Article 36 of the By-laws, in order to allow the Company to declare interim dividends based on balance sheets issued in periods shorter than a semester.

d) Amendment of the sub-item II of item “g” of Article 9th and of the Article 39 of the By-laws, in order to improve the wording;

e) Analysis and approval of the reverse split of the Company’s common and preferred shares, including Units (share deposit certificates representing, each one, one preferred share of the Unibanco – União de Bancos Brasileiros S.A. and one Class “B” preferred share of the Company), in the ratio of 100 shares to 1 share, maintained the same types, and ensuring to the shareholders who hold less than 100 shares, by type, the possibility to inform the Company, within 30 days from the publication of the notice to the shareholders, their interest in remaining in the Company; and

f) Consolidation of the By-laws.

II – ORDINARY GENERAL MEETING:

a) Reading, discussion and voting of the Management’s Report, the Financial Statements and the Independent Auditors’ Report, referred to the fiscal year ended on 31.12.2003;

b) Destination of the net profit of the fiscal year;

c) Appointment of the members of the Board of Directors;

d) Establishment of the remuneration of the members of the Board of Directors and the members of the Board of Officers; and

e) Any other matter of the Company’s interest.

April 14, 2004.
The Board of Directors

UNIBANCO HOLDINGS S.A.

PROPOSAL OF THE BOARD OF DIRECTORS

Dear Shareholders,

The Board of Directors of Unibanco Holdings S.A. hereby submits to your approval the following proposals:

I – EXCLUSION OF THE CLASS “A” PREFERRED SHARES

WHEREAS:

(i) the holders of the totality of the Class “A” preferred shares of the Company have exercised the faculty set forth in item I of paragraph 6th of Article 5th of the By-laws (which establishes that the Class “A” preferred shares are convertible, at any time, into Class “B” preferred shares), and consequently, have converted the totality of Class “A” preferred shares of their property into Class “B” preferred shares;

(ii) in this sense, there are no outstanding Class “A” preferred shares of the Company remaining, and, therefore, it is no longer necessary to keep such denomination of shares’ classes in the By-laws of the Company;

PROPOSES the exclusion of the denomination of Class “A” preferred shares and Class “B” preferred shares, and the consequent amendment of the denomination of Class “B” preferred shares to “preferred shares”.

In case such proposal is approved, PROPOSES the amendment of the “caput”, 1st and 6th paragraphs of Article 5th of By-laws, as well as the 1st paragraph of Article 6th, the sub-items I and II of item “d” of Article 10 and the “caput” and the 1st paragraph of Article 11, which shall be in force with the following wording:

“Article 5: - The capital stock is R$ 1,863,449,958.72 (one billion, eight hundred and sixty-three million, four hundred and forty-nine thousand, nine hundred and fifty-eight reais and seventy-two cents) divided into 84,330,476,296 (eighty-four billion, three hundred and thirty million, four hundred and seventy-six thousand, two hundred and ninety-six) registered shares, with no par value, of which 31,514,587,519 (thirty-one billion, five hundred and fourteen million, five hundred and eighty-seven thousand, five hundred and nineteen) are common shares, and 52,815,888,777 (fifty-two billion, eight hundred and fifteen million, eight hundred and eighty-eight thousand, seven hundred and seventy-seven) are preferred shares.

First Paragraph: - HOLDINGS may issue, without amendments to these By-laws, up to 180,000,000,000 (one hundred and eighty billion) additional shares, considering that up to 60,000,000,000 (sixty billion) shall be common shares, and up to 120,000,000,000 (one hundred and twenty billion) shall be preferred shares. The issuance of new shares may be conducted without maintaining the existing proportion between the types and classes of shares.

Sixth Paragraph: - Preferred shares are not entitled to voting rights and shall be entitled to participate of the dividend to be distributed, which shall be equivalent to 100% (one hundred per cent) of the net profits of the fiscal year, accrued in cash, calculated pursuant to Article 202 of Law 6.404, of 15.12.1976, with the wording given by Law 10.303, of 31.10.2001, and the Article 35 of these By-laws, in accordance with the following criteria:

a. (i) priority in the distribution of the semi-annual minimum dividend of R$0.15 (fifteen cents) for each lot of one thousand (1,000) shares; or (ii) priority semi-annual dividends of 1.5% of the equity value of the share, resulting in a priority annual dividend of three percent (3%) of the equity value of the share, whichever is greater;

b. in case of splitting or combination of preferred shares, the dividend set forth in item “a” (i) above, shall be settled in accordance with the new number of shares of this class;

c. - priority in the reimbursement of capital, in case the company is liquidated, up to the amount represented by such share class in the capital stock;

d. - participation, under the same conditions as the common shares, in capital increases resulting from the capitalization of monetary restatement, reserves and profits, as well as in the distribution of dividends, provided that distribution of dividends as set forth in item “a” be guaranteed to common shares.”

“Article 6th – [...]

First Paragraph: - For the purposes of this Article, each deposited preferred share issued by UNIBANCO, shall correspond to a concomitant deposit of one preferred share issued by HOLDINGS, in such a way that each UNIT shall always be backed by an equal number of preferred shares of both issuers.”

“Article 10: - [...]

d) if the shares of UNIBANCO or HOLDINGS are split, cancelled or combined, or if new shares of UNIBANCO or HOLDINGS are issued while the UNITS are in existence, the following rules shall apply:

I     In the event that there is a change in the number of shares represented by the UNITS, as a result of share splits or through the capitalization of profits or reserves, carried out by UNIBANCO and by HOLDINGS, UNIBANCO shall register the deposit of the new shares issued and shall register the new UNITS in the account of the respective holders, in such a way as to reflect the new number of shares held by the holders of the UNITS, always maintaining the proportion of one (01) UNIBANCO preferred share to one (01) HOLDINGS preferred share, represented by UNITS. In the event that there is a share split carried out exclusively by UNIBANCO or HOLDINGS, or if the share split is carried out by both companies using different ratios, then UNIBANCO shall register, in the name of the holders of the split shares, the deposit of as many shares as can form UNITS, with due regard to the ratio mentioned in First Paragraph of Article 6, and shall deliver the remaining shares issued to the holders of the UNITS represented by the split shares.

II     In the event that there is an alteration in the number of shares represented by UNITS, as a result of share combination or cancellation, carried out by UNIBANCO and by HOLDINGS, then UNIBANCO shall debit the UNITS deposit accounts of the holders of the cancelled shares, automatically canceling the UNITS, in a number sufficient to reflect the new number of shares held by the holders of the UNITS, always keeping the proportion of one (1) UNIBANCO preferred share to one (1) HOLDINGS preferred share represented by a UNIT. In the event of a combination or cancellation of shares carried out exclusively by UNIBANCO or HOLDINGS, or if the combination or cancellation is carried out by both companies using different ratios, then UNIBANCO shall cancel the UNITS representing the cancelled shares, delivering the UNIBANCO or the HOLDINGS shares that have not been cancelled to the respective holders, as the case may be.”

“Article 11: - Requests for conversion, insofar as they apply to HOLDINGS, shall be fulfilled through the subscription of preferred shares, to be paid up upon the delivery of the preferred or common UNIBANCO shares, with due regard to the provisions of First Paragraph of this Article.

First Paragraph: - In the event of conversion of UNIBANCO common shares, HOLDINGS shall deliver to the interested part, in addition to the preferred shares issued by HOLDINGS, preferred shares issued by UNIBANCO, which are a part of HOLDINGS' assets, in a number sufficient to form UNITS; furthermore, the Board of Directors may establish criteria for a partial fulfillment of the requests made by the shareholders, by creating waiting lists, through pro-rata distributions, or both, the conversion of common shares into UNITS being contingent upon the total number of preferred shares issued by UNIBANCO and received by HOLDINGS as a result of the conversion into UNITS of preferred shares issued by UNIBANCO.

II – TERMINATION OF THE TERM TO CONVERT COMMON SHARES INTO CLASS “B” PREFERRED SHARES

WHEREAS:

(i) the term for exercising the faculty set forth in paragraph 8th of Article 5th of the By-laws, regarding the possibility to convert common shares into Class “B” preferred shares of the Company, has expired on August 22, 2003;

(i) in this sense, it is no longer necessary to keep such paragraph in the By-laws;

PROPOSES the exclusion of such paragraph of the By-laws.

III – WORDING IMPROVEMENT

WHEREAS sub-item II of item “g” of Article 9th, as well as Article 39 of the By-laws have some wording mistakes;

PROPOSES the amendment of sub-item II of item “g” of Article 9th and of Article 39 of the By-laws, in order to improve its wordings, which, in case this proposal is approved, shall remain in force with the following wording:

“Article 9th: [...]

Item “g”: [...]

II – the beginning of a public offering for the primary or secondary distribution of UNITS, either in the natioal market, or in the international market, provided that in these case the suspension period shall not exceed thirty (30) days.”

“Article 39: The reimbursement value of shares, in the cases that it is ensured by law, shall be equal to the equity value of shares, calculated on the basis of the balance sheet drawn up in accordance with the form set forth by law.”

IV – INTERIM DIVIDEDS

WHEREAS it is in the Company's best interest and, consequently, in benefit of its shareholders, that there is a possibility of declaring interim dividends on a shorter basis than the presently established, which is semiannual;

PROPOSES that the declaration of interim dividends on a shorter term than the semiannual basis be allowed.

In case the above proposal is approved, further PROPOSES the inclusion of a sole paragraph to Article 36 of the By-laws, with the wording as set forth below:

“Seventh Paragraph: - Moreover, HOLDINGS may, through a decision of the Board of Directors, draw up extraordinary balance sheets and distribute interim dividends in shorter periods, on account of the annual dividend, provided that the total amount of dividends paid in each semester of the fiscal year do not exceed the capital reserves amount.”

This is the proposal that we wished to submit to your approval.

April 14, 2004.

UNIBANCO HOLDINGS S.A.

PROPOSAL OF THE BOARD OF DIRECTORS

Dear Shareholders:

The Board of Directors of Unibanco Holdings S.A. (“Unibanco Holdings”), whereas:

(i) Unibanco Holdings and Unibanco - União de Bancos Brasileiros ("Unibanco"), seeking the best interest of its shareholders, have carried out several projects, in order to increase the liquidity of its securities;;

(ii) The general guideline of the Stock Exchange of São Paulo and of the related classes’ associations suggests to the publicly-held companies to carry out reverse split of its shares, as an alternative to reach the aimed liquidity;

(iii) The reverse split, besides being favorable to the shares’ liquidity, contributes to decrease operational costs and to improve the control and the relationship with the shareholders of the Company;

(iv) The laws in force require that the controller shareholder of the Company ensures to the shareholders who hold fractions of shares the faculty of remaining in the Company, holding, at least, one new capital unity, provided that the referred shareholders inform the Company of such intention;

SUBMITS TO YOUR APPROVAL THE FOLLOWING PROPOSALS

1. Analysis and approval of the reverse split of the Company’s common and preferred shares, including Units, share deposit certificates representing, each one, one preferred share of Unibanco and one Class “B” preferred share of Unibanco Holdings, in the terms set forth below:

1.1. Reverse split of common and preferred shares issued by Unibanco Holdings, in the ratio of 100 shares to 1 share, maintained the same types;

1.2. Considering that the reverse split will be carried out jointly with Unibanco, after the homologation of the general meting of Unibanco by the Central Bank of Brazil be obtained, it shall be published notice to the shareholders, informing the conditions of the reverse split. Aware of such conditions, the shareholders may, at their sole discretion, adjust their respective shares;

1.3. To the shareholders who hold less than 100 shares, by type, it will be ensured, within 30 days from the publication of the notice to the shareholders, the possibility to remain in the Company. In this sense, the shareholders shall attend to any branch of Unibanco in order to inform their intention to remain in the Company, by purchasing the necessary number of shares to complete 100 shares, in order to maintain one new capital unity after the reverse split;

1.4. The sale of shares to the shareholder who holds less than 100 shares, by type, and has attended to any branch of Unibanco, as set forth above, will be carried out, outside the Stock Exchange, by the controller shareholder of Unibanco Holdings and Unibanco, i.e., by E. Johnston Representação e Participações S.A. ("Controller");

1.5. The sale price of the shares will be released in the notice to the shareholders and will be set forth based on the average price of the respective security, obtained in the stock exchanges where they are negotiated, in Brazil and abroad, and calculated within the 20 (twenty) days before the publication date of the aforementioned notice to the shareholders;

1.6. The sale price, equivalent to the necessary number of shares to complete 100 shares, shall be paid by the respective shareholder in the moment that such shareholder attend to any branch of Unibanco;

1.7. After expired the term set forth in item 1.3, the Controller will carry out the sale of shares, in a way to complete the necessary number of shares in order to allow each shareholder who attends to any branch of Unibanco to become holder of 100 shares;

1.8. After the sale of shares, the reverse split of the shares will be carried out and the remaining shares’ fraction will be split, combined in full lots and sold in auction in the Stock Exchange of São Paulo;

1.9. The respective amounts arisen from the shares’ sale in auction will be available to the shareholders, as set forth in the notice to the shareholders;

2. The implementation of the reverse split of UNIBANCO HOLDINGS’ shares is subjected to the implementation of the reverse split of UNIBANCO’s shares.

3. UNIBANCO, in its capacity of depositary of Units and in accordance with Article 11, item “d”, sub-item II of its By-laws, will take all required measures in Brazil and abroad in order to adjust the number of Units to the reverse split;

4. The Global Depositary Receipts (GDRs) negotiated abroad will represent, each one, 5 (five) Units, instead of 500, and UNIBANCO shall take all required measures abroad in view of the reverse split of shares carried out in Brazil;

5. After the reverse split describe herein, the “caput” and the 1st paragraph of Article 5th of Unibanco Holdings’ By-laws shall be amended in the first subsequent general meeting, in order to reflect the new number of shares.

This is the proposal that we wished to submit to your approval. April 14, 2004. (authorized signature) [Directors]. This document is a true copy of the original transcribed into the respective Company’s book.

April 14, 2004.

UNIBANCO HOLDINGS S.A.

CORPORATE TAXPAYERS ENROLLMENT No. 00.022.034/0001-87

STATE ENROLLMENT No. 35.300.140.443

PUBLICLY-HELD COMPANY

SUMMARY MINUTE OF THE BOARD OF DIRECTORS’ MEETING OF UNIBANCO HOLDINGS S.A., HELD ON APRIL 14, 2004.

VENUE AND TIME:	Av. Eusébio Matoso, 891, 22nd floor, in the City of São Paulo, State of São Paulo, at 12 p.m.

CHAIRMAN:	Roberto Konder Bornhausen

QUORUM:	Totality of the appointed members

DELIBERATIONS UNANIMOUSLY TAKEN:

1. Approved the call notice for Extraordinary and Ordinary General Meetings, to be held on April 30, in order to approve the following matters, which were object of the Proposal of the Board of Directors attached hereto:

I – EXTRAORDINARY GENERAL MEETING:

Proposal of the Board of Directors for amendment of the By-laws as follows:

a) Exclusion of the denomination of Class “A” preferred shares and Class “B” preferred shares, in view of the conversion, occurred in September, 2003, of 100% of Class “A” preferred shares of the Company into Class “B” preferred shares, with the consequent amendment of the denomination of Class “B” preferred shares to “preferred shares”, amending the “caput”, 1st and 6th paragraphs of Article 5th, the 1st paragraph of Article 6th, the sub-items I and II of item “d” of Article 10 and the “caput” and 1st paragraph of Article 11 of the By-laws;

b) Exclusion of the 8th paragraph of Article 5th of the By-laws, once the term for exercising the faculty set forth therein, regarding the conversion of common shares of the Company into Class “B” preferred shares, has expired on August 22, 2003, and consequently renumbering the remaining paragraphs;

c) Inclusion of a sole paragraph to Article 36 of the By-laws, in order to allow the Company to declare interim dividends based on balance sheets issued in periods shorter than a semester.

d) Amendment of the sub-item II of item “g” of Article 9th and of the Article 39 of the By-laws, in order to improve their wording;

e) Analysis and approval of the reverse split of the Company’s common and preferred shares, including Units (share deposit certificates representing, each one, one preferred share of the Unibanco – União de Bancos Brasileiros S.A. and one Class “B” preferred share of the Company), in the ratio of 100 shares to 1 share, maintained the same types, and ensuring to the shareholders who hold less than 100 shares, by type, the possibility to inform the Company, within 30 days from the publication of the notice to the shareholders, their interest in remaining in the Company; and

f) Consolidation of the By-laws.

II – ORDINARY GENERAL MEETING:

a) Reading, discussion and voting of the Management’s Report, the Financial Statements and the Independent Auditors’ Report, referred to the fiscal year ended on 31.12.2003;

b) Destination of the net profit of the fiscal year;

c) Appointment of the members of the Board of Directors;

d) Establishment of the remuneration of the members of the Board of Directors and the members of the Board of Officers; and

e) Any other matter of the Company’s interest.

2. Approved, pursuant to item “l” of Article 16 of the By-laws, the hiring of PricewaterhouseCoopers Independent Auditors, in substitution of Deloitte Touche Tohmatsu Independent Auditors, in order to provide professional services of due diligence of the Company’s Financial Statements, as from the fiscal year of 2004.

3. At last, the fees paid to Deloitte Touche Tohmatsu Independent Auditors in view of the services of due diligence provided to the Company and its controlled during the last fiscal year, in the amount of R$ 2.500.000,00 are hereby ratified, and it is approved the payment of fees to PricewaterhouseCoopers Independent Auditors in view of the services to be provided to the Company and its controlled during the present fiscal year, up to the maximum amount of R$ 3.500.000,00.

São Paulo, April 14, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 23, 2004

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Chief Financial Officer

By:	/S/ Israel Vainboim
Israel Vainboim Chief Executive Officer and Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.